PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

6th August 2003
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Sto
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


03029251

03 AUG 14 AM 7:21

RE: Peter Hambro Mining plc Exemption
No.082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement re Auction For Shares In Matrosov Mine, Magadan Region, Russia

Yours faithfully,

PETER HAMBRO MINING PLC

By:____________________

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

6th August 2003

03 AUG 14 AM 7:21

PETER HAMBRO MINING PLC

Auction For Shares In Matrosov Mine, Magadan Region, Russia

PETER HAMBRO MINING PLC ("the Company") announces that ZAO "Omchak", a joint venture owned by the Company and the Susumanzoloto mining group, participated in an auction in Moscow this morning for the Russian Government's 38% equity stake in the Matrosov Mine. The closing price of the auction was RUR1.33bn (US$34m). This price was in excess of that which the boards of Omchak and the Company had decided was sufficiently value-adding for the joint venture.

Ends

Enquiries:

Peter Hambro PHM +44 7774 153498
Nicola Davidson / David Simonson Merlin Financial +44 207 606 1244

NOTES

Peter Hambro Mining plc - General background information

Peter Hambro Mining is a London-based mining company, whose principal assets are 97.7% of JSC Pokrovskiy Rudnik ("JSCP") and 100% of the Tokur Deposit. JSCP operates 2 gold deposits in the Amur Region of Russia. Its principal deposit is the Pokrovskiy mine, which is expected to produce c.120,000 ounces in 2003 and has been operating since 1999 reporting cash costs of US$136 per ounce in 2002. Pokrovskiy has reported reserves and resources of 2.9 million ounces. JSCP's other gold deposit is located some 35km from Pokrovskiy and is called Pioneer. Pioneer is at an advanced stage of exploration and recently reported reserves and resources of 9.4 million ounces - including a high grade zone of 635,000



ounces at 14 grammes per tonne.

Peter Hambro Mining recently announced the acquisition of the Tokur Deposit. Tokur is located in the Amur Region some 450km from the Pokrovskiy mine and is served by road and rail connections. Independent resource estimates for the deposit indicate reserves and resources 8.1 million ounces. On this basis, completion of the acquisition takes the Group's estimated total reserves and resources for the Group to approximately 19 million ounces.

PETER HAMBRO MINING PLC

Exchange	London AIM
Ticker	POG
Industry	Gold Mining
Geography	UK company with assets in Eastern Russia
Equity	63,998,594 issued shares

PETER HAMBRO MINING PLC ADR

Ticker	POGNY
CUSIP No.	71602M104
Ratio	1 ADR : 2 shares
Type	Sponsored Level I ADR
Exchange	OTC
Effective Date	7th July 2003
Sponsoring Depositary Bank	The Bank of New York
Local Custodian	The Bank of New York

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

7 August 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining plc Exemption
No.082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement re change in holdings in the company

Yours faithfully,

PETER HAMBRO MINING PLC

By:





PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

7 August 2003

PETER HAMBRO MINING PLC

HOLDINGS IN COMPANY

The Company was notified on 6 August 2003 by Capital Research and Management Company that it now holds 3,128,542 ordinary shares in the Company, representing 4.9% of the total issued ordinary share capital of the Company. This includes 2,555,362 ordinary shares held by SMALLCAP World Fund, Inc, representing 4.0%.

-Ends-

Enquiries:

Alya Samokhvalova +44 20 7393 0102
Peter Hambro Mining PLC

Nicola Davidson +44 20 7606 1244
Merlin Financial

This information is provided by RNS
The company news service from the London Stock Exchange

END

